PRIME ACQUISITION CORP.

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China

To All Shareholders of
Prime Acquisition Corp. (the “Company” or “Prime”):

The Company recently entered into a binding letter of intent (the “LOI”) with BHN, Srl. (“BHN”), setting forth terms for an acquisition (the “Acquisition”) by Prime of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. However, the Company will not be able to consummate the business combination transaction prior to the date (the “Termination Date”) required by our amended and restated memorandum and articles of association (the “Articles of Association”) and trust agreement governing the Trust Account (as defined below). Since we will not be able to complete the business combination with BHN and Target before the Termination Date, the board of directors has determined that it would be in the best interests of our shareholders for the Company to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as required by our Articles of Association (the “Extension”). In connection with the Extension, the board of directors has determined that it is in the Company’s best interest to allow shareholders holding our outstanding ordinary shares the opportunity to redeem their shares for a pro rata portion of the trust account established by us at the consummation of our initial public offering (the “IPO”) and into which a certain amount of the net proceeds of the IPO were deposited (the “Trust Account”). As of February 25, 2013, approximately $36.6 million (approximately $10.02 per IPO Share) was in the Trust Account.

In order to effect the Extension, shareholders must approve certain amendments to our Articles of Association and the trust agreement governing the Trust Account. Accordingly, we have called a special meeting of shareholders to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on Wednesday, March 27, 2013 at 9:00 a.m., New York time, to consider and vote on the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the continuance of our company for a period of six (6) months after the Termination Date (the “Article Amendment Proposal”). Specifically, this proposal would amend the first sentence of paragraph 4 of Article 156 from our Articles of Association as follows: “(4) In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.”

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of ordinary shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

The board of directors has fixed the close of business on February 15, 2013 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment thereof. Holders of our ordinary shares will be entitled to vote on each of the proposals set forth above, and will be each entitled to one vote for each share of record. Each proposal of the Amendment and Distribution is essential to its implementation, and, therefore, the board of directors will abandon the Amendment and Distribution unless each of the Amendment and Distribution proposals are approved by shareholders.

The Distribution Proposal will not be presented for a vote at the special meeting unless and until our shareholders have approved the Article Amendment Proposal. The Adjournment Proposal may be presented at the meeting, at the discretion of our board of directors, but only if the Article Amendment Proposal and/or the Distribution Proposal fail to receive the required number of votes and our board of directors believes that additional votes constituting the required approval may be obtained by adjourning the meeting.

The distribution of funds from the Trust Account to holders who wish to exercise redemption rights in connection with the Extension is being effected through an issuer tender offer to run concurrently with this proxy solicitation. Holders of ordinary shares who wish to redeem their shares in connection with the extension proposal should refer to the Company’s Schedule TO and other tender offer documents relating to the tender offer, which documents will be made publicly available and filed with the Securities and Exchange Commission upon commencement of the tender offer. Holders of ordinary shares may participate in the tender offer regardless of their vote for or against either proposal of the Amendment and Distribution by following the tender instructions contained in the tender offer documents. Notwithstanding, consummation of the tender offer is conditioned on the approval of each of the Amendment and Distribution proposals.

Our board of directors recommends that you vote, or give instruction to vote, “FOR” the adoption of each of the Amendment and Distribution proposals and the Adjournment Proposal. Enclosed is a notice of special meeting and proxy statement containing detailed information concerning each of the proposals. We urge you to read the proxy statement and attached annexes carefully.

All shareholders are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, it is important that your shares be represented. Accordingly, please sign and date the enclosed Proxy Card and return it promptly in the envelope provided herewith. Even if you return a Proxy Card, you may revoke the proxies appointed thereby at any time prior to the exercise thereof by filing with our Corporate Secretary a written revocation or duly executed Proxy Card bearing a later date or by attendance and voting at the special meeting. Attendance at the special meeting will not, in itself, constitute revocation of the proxies.

By order of the Board of Directors

Shijiazhuang, Hebei Province, PRC
February 25, 2013	/s/ Diana Chia-Huei Liu .
Diana Chia-Huei Liu
Chief Executive Officer and Director

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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PRIME ACQUISITION CORP.

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD March 27, 2013

NOTICE IS HEREBY GIVEN that a special meeting of shareholders, including any adjournments or postponements thereof, of Prime Acquisition Corp., a Cayman Islands corporation (the “Company” or “Prime”), will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, on Wednesday, March 27, 2013, at 9:00 a.m. New York time.

The Company recently entered into a binding letter of intent (the “LOI”) with BHN, Srl. (“BHN”), setting forth terms for an acquisition (the “Acquisition”) by Prime of a newly formed entity that is not affiliated with BHN (“Target”), which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. However, the Company will not be able to consummate the business combination transaction prior to the date (the “Termination Date”) required by our amended and restated memorandum and articles of association (the “Articles of Association”) and trust agreement governing the Trust Account (as defined below). Since we will not be able to complete the business combination with BHN and Target before the Termination Date, the board of directors has determined that it would be in the best interests of our shareholders for the Company to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as required by our Articles of Association (the “Extension”). In connection with the Extension, the board of directors has determined that it is in the Company’s best interest to allow shareholders holding our outstanding ordinary shares the opportunity to redeem their shares for a pro rata portion of the trust account established by us at the consummation of our initial public offering (the “IPO”) and into which a certain amount of the net proceeds of the IPO were deposited (the “Trust Account”). As of February 25, 2013, approximately $36.6 million (approximately $10.02 per share) was in the Trust Account.

In order to effect the Extension, shareholders must approve certain amendments to our Articles of Association and the trust agreement governing the Trust Account. Accordingly, we have called a special meeting of shareholders to consider and vote on the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the continuance of our company for a period of six (6) months after the Termination Date (the “Article Amendment Proposal”). Specifically, this proposal would amend the first sentence of paragraph 4 of Article 156 from our Articles of Association as follows: “(4) In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.”

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of ordinary shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

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The board of directors has fixed the close of business on February 15, 2013 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment thereof. Only holders of record of the Company’s ordinary shares at the close of business on February 15, 2013 are entitled to notice of the special meeting and to have their vote counted at the special meeting and any adjournments or postponements thereof.

Holders of our ordinary shares will be entitled to vote on each of the proposals set forth above, and will be each entitled to one vote for each share of record. Each proposal of the Amendment and Distribution is essential to its implementation, and, therefore, the board of directors will abandon the Amendment and Distribution unless each of the above proposals are approved by shareholders.

Each proposal of the Amendment and Distribution is essential to implementation of the Extension, and, therefore, the board of directors will abandon the Extension unless each of the Amendment and Distribution proposals are approved by shareholders.

Holders of our ordinary shares as of the record date for the special meeting are each entitled to one vote for each share of record and vote together as a single class with respect to each of Article Amendment Proposal, the Distribution Proposal and (if presented to them) the Adjournment Proposal. The Distribution Proposal will not be presented for a vote at the special meeting unless and until our shareholders have approved the Article Amendment Proposal. The Adjournment Proposal may be presented at the meeting, at the discretion of our board of directors, but only if the Article Amendment Proposal and/or the Distribution Proposal fail to receive the required number of votes and our board of directors believes that additional votes constituting the required approval may be obtained by adjourning the meeting.

These items of business are more fully described in this proxy statement, which we encourage you to read in its entirety before voting. The Company will not transact any other business at the special meeting except for business properly brought before the special meeting or any adjournment or postponement thereof by the Company’s board of directors.

Your vote is important regardless of the number of shares you own. The Article Amendment Proposal must be approved by the affirmative vote of 80% of the outstanding ordinary shares of the Company as of the record date. The Distribution Proposal must be approved by the affirmative vote of a 80% of the outstanding ordinary shares issued in the IPO (the “IPO Shares”) as of the record date. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

All of the Company shareholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record of the Company’s ordinary shares, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you may be required to instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, your action may have the same effect as voting “AGAINST” approval of the Article Amendment Proposal and the Distribution Proposal, but will have no effect on the vote with respect to the Adjournment Proposal. Abstentions will count towards the vote total for approval of the Article Amendment Proposal and the Distribution Proposal and will have the same effect as “AGAINST” votes for each such proposal. An abstention or failure to vote will have no effect on any vote to adjourn the special meeting.

The board of directors of the Company recommends that you vote “FOR” each of the proposals which are described in detail in this proxy statement.

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TABLE OF CONTENTS CONTINUED

Annex I	I-1

Annex II	II-1

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IMPORTANT NOTICE

The planned tender offer described herein for the ordinary shares of Prime Acquisition Corp. (the “Company”), has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company ordinary shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”) as contemplated by the binding letter of intent discussed below. At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all holders of the Company ordinary shares when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Holders of Company ordinary shares are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the acquisition described herein and the parties to the acquisition.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q.	Why am I receiving this proxy statement?

A.	Prime Acquisition Corp. is a blank check company February 4, 2010 to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. On March 30, 2011, we completed our IPO of equity securities, raising gross proceeds of approximately $36.5 million. Like most blank check companies, our Articles of Association provide for the return of the IPO proceeds held in trust to the holders of ordinary shares sold in the IPO if there is no qualifying business combination(s) consummated before the Termination Date as defined in the Articles of Association. Our Articles of Association provide that, upon the Termination Date, the Company will be required to voluntarily wind-up and cease our corporate existence on March 30, 2013, except for winding up our affairs and liquidating, and requires our directors to take such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable after March 30, 2013.

The Company recently entered into a binding LOI with BHN, setting forth terms for an Acquisition by Prime of Target, a newly formed entity that is not affiliated with BHN which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. However, the Company will not be able to consummate the business combination transaction prior to the Termination Date. Consequently, our board of directors believes it is in the best interests of our shareholders for the Company to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as required by our Articles of Association. Accordingly, we have called a special meeting of shareholders to consider and vote on the Amendment and Distribution proposals in order to effect the Extension.

Q.	Why is the Company proposing the Article Amendment Proposal and the Distribution Proposal?

A.	The Company’s shareholders are being asked to approve the amendment of our Articles of Association to permit the Company to continue its corporate existence (rather than dissolving, as currently required by our certificate of incorporation) for an additional six (6) months. Specifically, this proposal would amend the first sentence of paragraph 4 of Article 156 from our Articles of Association as follows: “(4) In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.” If the Article Amendment Proposal is approved, the Company will have an additional six (6) months to complete a business combination. See the section entitled “Background Information-Distribution of the Trust Account.” The Company’s amended and restated memorandum and articles of incorporation, as it will be filed with the Secretary of State of the Cayman Islands if the Article Amendment Proposal is approved, is attached as Annex I hereto.

Q.	If approved by shareholders, when will the Article Amendment Proposal and the Distribution Proposal become effective?

A.	If approved by the shareholders of the Company, the Article Amendment Proposal and the Distribution Proposal will become effective upon the filing of a Certificate of Amendment amending and restating the Company’s Articles of Association with the Secretary of State of the Cayman Islands, which is expected to occur shortly after shareholder approval. Such Certificate of Amendment will not implement any proposal not approved by the shareholders.

Q.	How are votes counted?

A.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. The Article Amendment Proposal must be approved by the affirmative vote of 80% of the outstanding ordinary shares of the Company as of the record date. The Distribution Proposal must be approved by the affirmative vote of a 80% of the outstanding IPO Shares as of the record date. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

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With respect to the Article Amendment Proposal and the Distribution Proposal, abstentions and broker non-votes will have the same effect as “AGAINST” votes. An abstention or failure to vote will have no effect on any vote to adjourn the special meeting. If your shares are held by your broker as your nominee (that is, in “street name”), you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the NASDAQ Capital Market applicable to member brokerage firms. These rules provide that for routine matters your broker has the discretion to vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. The Article Amendment Proposal and the Distribution Proposal may be characterized as discretionary items, although such characterization is beyond our control. The Adjournment Proposal is definitely a discretionary item.

Q.	What is the quorum requirement?

A.	A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if not less than one-third of the outstanding ordinary shares on the record date are represented by at least two (2) shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the special meeting may adjourn the special meeting to another date.

Q.	Who can vote at the special meeting?

A.	Only holders of record of the Company’s ordinary shares at the close of business on February 15, 2013 are entitled to have their vote counted at the special meeting and any adjournments or postponements thereof. On the record date, 4,894,983 ordinary shares were outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name. If, on February 15, 2013, your shares were registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the special meeting or vote by proxy. Whether or not you plan to attend the special meeting in person, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If, on February 15, 2013, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the special meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid proxy from your broker or other agent.

Q.	Does the Company board of directors recommend voting for the approval of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal (in the event it is presented)?

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A.	Yes. The Company board of directors recommends that the Company shareholders vote “FOR” each of these proposals.

Q.	How do the Company’s directors and officers intend to vote their shares?

A.	At the time of the IPO, the Company’s directors and officers agreed to vote any shares owned by them prior to the IPO, which we refer to as the founder shares, in the same manner as a majority of the public shareholders who vote at the special meeting called for the purpose of amending Article 156 of our Articles of Association and will vote their shares accordingly. Notwithstanding, the Company’s directors and officers have advised the Company that they support the Article Amendment Proposal and the Distribution Proposal. As of the record date, the directors and officers of the Company held 1,130,226 founder shares and no IPO Shares.

Q.	What interests do the Company’s directors and officers have in the approval of the proposals?

A.	The Company’s directors and officers have interests in the proposals that may be different from, or in addition to, your interests as a shareholder. These interests include ownership of warrants that may become exercisable in the future, the possibility of future compensatory arrangements, and the possibility of participation in future financings. See the section entitled “Background Information-Interests of the Company Directors and Officers in the Proposals.”

Q.	Since our IPO prospectus said that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association prior to completion of an acquisition within the time period required, what are my legal rights?

A.	You should be aware that because we stated in the IPO prospectus and the Company’s SEC filings that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association if we did not complete an acquisition within the required time period, you may have securities law claims against the Company for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation, and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

Q.	What if I object to the Article Amendment Proposal and/or the Distribution Proposal? Do I have appraisal rights?

A.	The Company shareholders do not have appraisal rights in connection with the Article Amendment Proposal, the Distribution Proposal or the Adjournment Proposal under Cayman Islands law.

Q.	What happens to the Company warrants if the Article Amendment Proposal is not approved?

A.	If the Article Amendment Proposal is not approved at the special meeting, then on March 30, 2013, the Company will be required to commence proceedings to dissolve and liquidate following distribution of the amounts in the Trust Account and your warrants will become worthless.

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Q.	What happens to the Company warrants if the Article Amendment Proposal is approved?

A.	If the Article Amendment Proposal is approved, and if the Distribution Proposal is also approved, the Company will have an additional six (6) months in which to complete a business combination and the warrants will remain outstanding in accordance with their terms. For more information, see the sections entitled “Description of Securities” and “Background Information-Status of Outstanding Warrants Following the Special Meeting of Shareholders.”

Q.	If the Article Amendment Proposal is approved, what happens next?

A.	If the Article Amendment Proposal is approved, and if the Distribution Proposal is also approved, the Company will have an additional six (6) months in which to complete a business combination. Following the approval of the Article Amendment Proposal, we cannot assure you that we will be able to acquire an operating business or have sufficient funds to operate.Moreover, we cannot assure you that our ordinary shares, warrants and units will continue to be listed on the NASDAQ Capital Market, and we have no assurance that our ordinary shares, warrants and units will be able to trade in any other established market.

Q.	How do I vote?

A.	If you are a holder of record of Company ordinary shares, you may vote in person at the special meeting or by submitting a proxy for the special meeting. Whether or not you plan to attend the special meeting in person, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the special meeting and vote in person if you have already voted by proxy.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares if you are not in favor of any of the proposals. You should have received a proxy card and voting instructions with these proxy materials from that organization rather than from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Q.	Can I change my vote after I have mailed my signed proxy or direction form?

A.	Yes. You can revoke your proxy at any time prior to the closing of the polls at the special meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways: (i) you may submit another properly completed proxy card with a later date; (ii) you may send a written notice that you are revoking your proxy to the Company’s corporate secretary at the address listed at the end of this section; or (iii) you may attend the special meeting and vote in person. Simply attending the special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Q.	What should I do if I receive more than one set of voting materials?

A.	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

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Q.	Who is paying for this proxy solicitation?

A.	The Company will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

In addition the Company has retained Advantage Proxy, LLC to act as Proxy Solicitor in connection with the proxy solicitation. The Proxy Solicitor may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the proxy solicitation to beneficial owners. The Proxy Solicitor will receive reasonable and customary compensation for its service, will be reimbursed by Prime for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the proxy solicitation, including certain liabilities under the federal securities laws.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: Karen Smith
Telephone number: toll Free: 877-870-8565 or 206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about the Company from documents filed with the U.S. Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

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FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to protections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial business combination;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any business combination;

•	expectations regarding the involvement of our management following our initial business combination;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•	potential inability to obtain additional financing to consummate our initial business combination;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following this offering.

The forward-looking statements contained or incorporated by reference in this proxy statement are based on our current expectation and beliefs concerning future developments and their potential effects on us and speak only as of the date of such statement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, among other things, claims by third parties against the Trust Account, unanticipated delays in the distribution of the funds from the Trust Account, the application of Rule 419 or other restrictions to future financings or business combinations involving the Company and the Company’s ability to finance and consummate acquisitions following the distribution of the funds from the Trust Account. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPECIAL MEETING OF THE COMPANY SHAREHOLDERS

General

We are furnishing this proxy statement to the Company shareholders as part of the solicitation of proxies by our board of directors for use at the special meeting of the Company shareholders to be held on March 27, 2013, and at any adjournment or postponement thereof. This proxy statement is first being furnished to our shareholders on or about February 25, 2013 in connection with the vote on the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting. Unless the context requires otherwise, the terms “the Company,” “we,” “us,” and “our” refer to Prime Acquisition Corp.

Date, Time and Place

The special meeting will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, on Wednesday, March 27, 2013, at 9:00 a.m. New York time.

Purpose of the Company Special Meeting

At this special meeting, you will be asked to consider and vote upon the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the continuance of our company as a corporation for a period of six (6) months after the Termination Date (the “Article Amendment Proposal”). Specifically, this proposal would amend the first sentence of paragraph 4 of Article 156 from our Articles of Association as follows:

“(4) In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.”

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of ordinary shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

Recommendation of the Company Board of Directors

Our board of directors:

•	has approved each of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal; and

•	recommends that our ordinary shareholders vote “FOR” each of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal (in the event it is presented).

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Record Date; Who is Entitled to Vote

The record date is February 15, 2013. On this record date, there were 4,894,983 ordinary shares outstanding and entitled to vote. Holders of warrants are not entitled to vote at the special meeting.

At the time of the IPO, the Company’s directors and officers agreed to vote any shares owned by them prior to the IPO, which we refer to as the founder shares, in the same manner as a majority of the public shareholders who vote at the special meeting called for the purpose of amending Article 156 of our Articles of Association and will vote their shares accordingly. Notwithstanding, the Company’s directors and officers have advised the Company that they support the Article Amendment Proposal and the Distribution Proposal. As of the record date, the directors and officers of the Company held 1,130,226 founder shares and no IPO Shares, or 25.4%, of the Company’s outstanding ordinary shares.

Quorum

A quorum will be present if not less than one-third of the outstanding ordinary shares on the record date are represented by at least two (2) shareholders present at the meeting or by proxy.

Abstentions and Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld by the broker. If you do not give the broker voting instructions, your broker may not be able to vote your shares on the Article Amendment Proposal and the Distribution Proposal.

Vote of Our Shareholders Required

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. The Article Amendment Proposal must be approved by the affirmative vote of 80% of the outstanding ordinary shares of the Company as of the record date. The Distribution Proposal must be approved by the affirmative vote of 80% of the outstanding IPO Shares as of the record date. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

With respect to the Article Amendment Proposal and the Distribution Proposal, abstentions and broker non-votes will have the same effect as “AGAINST” votes. An abstention or failure to vote will have no effect on any vote to adjourn the special meeting. If your shares are held by your broker as your nominee (that is, in “street name”), you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the NASDAQ Capital Market applicable to member brokerage firms. These rules provide that for routine matters your broker has the discretion to vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. The Article Amendment Proposal and the Distribution Proposal are likely to be characterized as non-discretionary items, although such characterization is beyond our control. The Adjournment Proposal will likely be considered a discretionary item.

If the approval of the Article Amendment Proposal is not obtained, the Distribution Proposal will not be presented at the special meeting for approval.

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Voting Your Shares

Each ordinary share of the Company that you own in your name entitles you to one vote. Your one or more proxy cards show the number of ordinary shares that you own. There are two ways to vote your ordinary shares of the Company at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board of directors, “FOR” the adoption of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.

•	You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify our corporate secretary in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact:

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: Karen Smith
Telephone number: toll Free: 877-870-8565 or 206-870-8565
Email: ksmith@advantageproxy.com

No Additional Matters May Be Presented at the Special Meeting

This special meeting has been called only to consider the adoption of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. Under our Articles of Association, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. The Company will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies.

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We will ask banks, brokers and other institutions, nominees and fiduciaries to forward their proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting.

Possible Claims Against the Company

You should be aware that because we stated in the IPO prospectus and the Company’s SEC filings that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association we did not complete an acquisition within the required time period, you may have securities law claims against the Company for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation, and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

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BACKGROUND INFORMATION

General

We are an exempted company organized under the Companies Law of the Cayman Islands. We are a blank check company formed as Prime Acquisition Corp. on February 4, 2010 to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region or a particular industry.

Initial Public Offering

On March 30, 2011, the initial public offering of 3,600,000 units of the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. Prior to the consummation of the IPO, the Company completed a private placement of 2,185,067 warrants to the Company’s founding shareholders generating gross proceeds of $1,638,800. On May 10, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO). The 3,652,975 units sold in the IPO, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

On August 1, 2012, a Stock Purchase Agreement dated as of July 28, 2012, was entered into by and among the Company, Yuantong Investment Holdings Limited, and Vanrock Sunrise Holdings Limited, Aquavenus Investment Holdings Limited and G.H. Martin, Limited, the shareholders of Yuantong Investment Holdings Limited. Upon the closing of the transactions contemplated in the such agreement, the Company would have acquired 100% of the issued and outstanding shares of Yuantong Investment Holdings Limited from its shareholders in exchange for an aggregate of 4,200,000 ordinary shares of the Company, of which 3,000,000 shares would have been issued as upfront consideration, and 1,200,000 shares (the “holdback consideration”) would have been held in escrow to be released upon the achievement of certain earnings targets. Effective November 21, 2012, the Company terminated its agreement with Yuantong Investment Holdings Limited due to an uncured material breach of the agreement.

On February 22, 2013, the Company entered into a binding LOI with BHN, setting forth terms for an Acquisition by Prime of Target, a newly formed entity that is not affiliated with BHN which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. See “—Entry into Binding Letter of Intent” below for a description of the LOI and “—Description of BHN and Target Business” for a description of BHN and the Target’s business.

The address of our principal executive offices is No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and the address of our registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Unless the Amendment Proposal and the Distribution Proposal are approved, we will have until March 30, 2013 to consummate a business combination. If we are unable to consummate a business combination by the such date, which we don’t anticipate being able to do, our Articles of Association require us to dissolve as promptly as practicable and liquidate and release to our public shareholders, as part of our plan of distribution, the amount in our trust account and any remaining net assets.

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Distribution of the Trust Account

If the Distribution Proposal is approved, the distribution of funds from the Trust Account to holders who wish to exercise redemption rights in connection with the Extension will be effected through an issuer tender offer to run concurrently with this proxy solicitation. Holders of ordinary shares who wish to redeem their ordinary shares in connection with the extension proposal should refer to the Company’s Schedule TO and other tender offer documents relating to the tender offer, which documents will be made publicly available and filed with the Securities and Exchange Commission upon commencement of the tender offer. Holders of ordinary shares may participate in the tender offer regardless of their vote for or against either proposal of the Amendment and Distribution by following the tender instructions contained in the tender offer documents. Notwithstanding, consummation of the tender offer is conditioned on the approval of each of the Amendment and Distribution proposals. The holders of the Company’s ordinary shares that were not issued in the Company’s IPO, including purchasers in our private placement offering, have waived their rights to participate in any distribution out of the Trust Account, but only with respect to those ordinary shares owned by them prior to the IPO.

While the Company believes that it has paid all other liabilities that have arisen in the ordinary course of its business, no assurance can be made that additional liabilities will not arise in the future.

Under federal or state fraudulent transfer laws and the voidable preference provisions of the federal bankruptcy code, if a court were to find that, at the time the distribution was effected, we paid the amounts from the Trust Account either (i) with the intent of hindering, delaying or defrauding current or future creditors, or (ii) at a time when we were insolvent and within 90 days prior to a filing of a bankruptcy petition against the Company, such court could require the repayment of such amounts to the Company. While we do not believe that the funds in the Trust Account are generally available to the creditors of the Company and therefore would not be considered to be assets of the Company in any bankruptcy or insolvency proceeding, there can be no assurance that any creditor of ours or a court considering the matter would agree with this position. In addition, the payment of such amounts are clearly within the ordinary course of our business and do not involve any discretionary action on our part. Nevertheless, there a risk that the fact that the liabilities of the Company at the time of the distribution exceed its assets could lead to a court to subsequently require all or a portion of such distribution to be returned to the Company.

Extension of Time to Complete a Business Combination

The purpose of the Article Amendment Proposal is to permit the Company to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as currently required by our Articles of Association. The Company intends to use the additional time to complete a business combination with the company described below. In connection with the Extension, the board of directors has determined to allow shareholders holding our ordinary shares the opportunity to redeem their shares for a pro rata portion of the Trust Account.

Entry into Binding Letter of Intent

On February 22, 2013, a binding LOI was entered into by and between Prime and BHN setting forth terms for an Acquisition by Prime of Target, a newly formed entity that is not affiliated with BHN which will, directly or indirectly, own a portfolio of real estate properties in southern Europe. See “—Description of BHN and Target Business” for a summary description of the proposed business of the Target. The LOI sets forth the principal terms for the Acquisition, and the parties have agreed pursuant to the LOI to negotiate in good faith a purchase agreement (the “Agreement”) setting forth all of the terms and conditions of the Acquisition. Upon the closing of the transactions contemplated in the LOI and subject to the terms of the Agreement, Prime will acquire 100% of the issued and outstanding shares of Target in exchange for Prime assuming certain debt obligations under promissory notes or mortgages of the Target with an aggregate principal amount of approximately $175 million and the issuance of ordinary shares of Prime for the balance of the value of Target’s business at a valuation of $10.00 per share. In accordance with the terms of the LOI, the valuation of the Target and its portfolio of properties is approximately $200 million, however, the exact composition of such portfolio is subject to adjustment prior to execution of the Agreement. Accordingly, the number of shares to be issued at the closing will be adjusted to account for variations in the total valuation of the Target and its portfolio of properties. We refer to the shares being issued to the Target shareholders as the “Payment Shares”.

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In accordance with the LOI, certain existing shareholders of Prime will agree to cancel 529,920 of the 1,242,008 units issued prior to Prime’s IPO held by them.

Pursuant to the terms of the LOI, execution of the Agreement will be conditioned on the completion of the Extension, and the parties will use their best efforts to negotiate and finalize the agreement by April 15, 2013 if the Extension is completed. Closing of the Acquisition will be conditioned on the execution of the Agreement and other definitive agreements relating to the Acquisition, including a management agreement between Prime and BHN, the parties securing all required consents and approvals, the parties completing their respective legal and business due diligence investigations, Prime’s shares remaining listed on the Nasdaq Capital Market prior to the closing, delivery of employment agreements by certain employees of the Target and other customary conditions to be contained in the Agreement and other definitive agreements.

Following approval and completion of the Extension, completion of the tender offer in connection with the Extension, and execution of the Agreement, we will proceed with a separate issuer tender offer to provide our shareholders with the opportunity to redeem their ordinary shares for a pro rata portion of the Trust Account in connection with the Acquisition. We will grant shareholders of the combined company who elect not to redeem their shares in such tender offer one (1) warrant for every four (4) shares not redeemed. Such warrants will be identical to the warrants included in the units issued in our IPO.

The LOI provides Prime with exclusivity through September 30, 2013 in the event Extension is approved. The LOI also provides that for the one year period following the closing of the Acquisition, that the board of directors of Prime will consist of 7 persons, that BHN or the Target will designate 6 persons to Prime’s board of directors, and Prime will designate one person to Prime’s board of directors, initially William Yu, pursuant to the terms of a voting agreement to be entered into at closing. Prime also agreed to register the public resale of all Payment Shares pursuant to the terms of a Registration Rights Agreement to be entered into at closing.

As quickly as possible following the execution of the LOI, BHN is obligated to use its best efforts provide audited financial statements of the Target and its subsidiaries. In addition, within 45 days of the close of each quarterly interim period BHN is obligated to use its best efforts to deliver interim financial statements for the Target and its subsidiaries. BHN is also obligated to grant Prime access to the properties, books and records of the Target and its subsidiaries in order for Prime to conduct a due diligence investigation in connection with the Acquisition.

Description of BHN and Target Business

BHN, a leading financial and strategic advisory boutique based in Milan, has identified attractive portfolios of real estate assets in Southern Europe owned by certain European financial institutions and distressed sellers. The acquired assets will be owned by Target, a Dutch company, that will become a wholly owned subsidiary of Prime upon completion of the Acquisition.

The first group of assets to be acquired will be a portfolio of commercial real estate properties in Italy comprising approximately 120,000 square meters (the “Initial Portfolio”) currently owned by entities controlled by one of the top 5 banks in Italy. The total valuation of the Initial Portfolio contemplated in the Acquisition is approximately $200 million and as of December 31, 2012, the properties generated total annual rental income of approximately $15 million and were 99% percent leased.

Following the closing of the Acquisition the combined company plans to acquire additional properties beyond the Initial Portfolio to create a diverse portfolio of commercial real estate properties, including, primarily, well located office buildings and industrial/warehouse buildings. The combined company may also acquire retail properties, including regional malls, shopping centers and single-tenant retail locations, that are leased to national, regional and local tenants. The combined company will target properties strategically situated in densely populated, middle and upper income markets in Southern Europe, primarily in Italy, Spain and Greece. The combined company intends to use its ordinary shares as partial consideration for such acquisitions which may also include cash as well as first mortgages or second mortgages, mezzanine loans, bridge or other loans related to such properties. No definitive agreements have been signed to date.

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We believe that the current market environment in Southern Europe presents an extraordinary opportunity to acquire attractive, performing properties at compelling yields and at values substantially below their replacement cost, offering us the potential to achieve attractive returns for our stockholders over time. The Southern European real estate market is currently experiencing significant weakness driven by economic uncertainty and sharply reduced capital availability. Despite the challenging economic environment in Europe, the properties in the Initial Portfolio have high quality lessees who are not credit impaired, long term leases, low vacancy rates and stable rents. These will also be characteristics we will seek out for additional properties we may acquire in the future.

In addition, since the onset of the “credit crisis” in mid-2007, the number of banks advancing new loans against Southern European properties has fallen substantially and that decline, together with a tightening of lending policies, has resulted in a significant contraction in the amount of debt available to fund re-financings, acquisitions, developments and other commercial real estate investments. Our view is that, in the current capital constrained environment, many property owners have limited options to sell and the prospects for negotiating attractive acquisitions at compelling prices should be significant. There can be no assurance, however, that the continuation of current economic conditions will not impact certain of the properties we may acquire and such properties could experience higher levels of vacancy than anticipated at the time of our acquisition of such properties.

We believe we will have a competitive advantage relative to other potential acquirers of such properties because we have the ability to issue publicly traded ordinary shares for a portion of the acquisition consideration and because we are not burdened by a legacy portfolio of under-performing assets or assets that may have significant debt obligations.

Entry into Put Agreement

On February 25, 2013, Prime, BHN and certain funds affiliated with AQR Capital Management, LLC (collectively, the “AQR Funds”), entered into agreements pursuant to which Prime has granted the AQR Funds the right to put an aggregate of 535,000 ordinary shares to the combined company at a price of $10.55 per share for a period of four months following completion of the Acquisition. Pursuant to the agreements and in exchange for receiving the put right, the AQR Funds have agreed not to tender any Shares held by them in connection with the Extension Tender Offer or Business Combination Tender Offer. In connection with the granting of the put, Prime will pay the AQR Funds a fee of $0.10 per share (an aggregate of $53,500) and an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. Chardan will also receive a fee of $0.20 per share (an aggregate of $107,000) upon closing of the Acquisition. The parties also agreed to place $10.02 per share (an aggregate of $5,360,700) into escrow following completion of the Acquisition until the put rights are exercised or expire.

Possible Status as “Shell Company” under the Federal Securities Laws

Following shareholder approval of the Article Amendment Proposal and the Trust Account distribution, we may be deemed a “shell company” under the federal securities laws. A “shell company” is a public reporting company that has no or nominal assets (other than cash), and no or nominal operations. Shell companies are subject to certain special rules under the federal securities laws, including:

•	specific disclosure requirements the consummation of a transaction that effects a change in control or changes the shell company into a non-shell company, as discussed further below;

•	limitations in the use of certain short-form registration statements under the Securities Act while a shell company, including Form S-8 registration statements used in connection with employee benefit plans;

•	ineligibility for certain streamlined procedures and publicity rules in connection with public offerings while a shell company and for a period of three years thereafter; and

•	unavailability of the resale provisions of Rule 144 of the Securities Act until one year following the filing with the SEC of certain extensive information.

In addition, we may be deemed a “blank check company” under the federal securities laws, which could result in restrictions on any future public offerings of our securities, as further described below.

Potential Application of Rule 419 under the Securities Act to Future Public Offerings

Despite the requirement that we retain a minimum of $5,000,000 in shareholder’s equity post distribution from the Trust Account, we could become subject to even more onerous restrictions regarding the handling of any future public offering proceeds than those set forth in our current Articles of Association regarding the proceeds of our IPO. Following the amendment of our Articles of Association and the distribution of the amounts in the Trust Account, we may be deemed a “blank check company” for the purposes of Rule 419 promulgated under the Securities Act of 1933 (the “Securities Act”). Rule 419 imposes strict restrictions on the handling of the proceeds received, and securities issued, in an offering registered under the Securities Act by a “blank check company” as defined in Rule 419, including a mandatory escrow of the offering proceeds, a process of shareholder “reconfirmation” when a business combination is announced and a ban on the trading of the securities sold, pending the consummation of a business combination, which must occur within 18 months of the offering. Rule 419 defines a “blank check company” as:

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•	a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act.

There are several bases on which exemptions from the application of Rule 419 exist, including raising capital through a private offering exempt from registration under the Securities Act, raising net proceeds in excess of $5 million in a public offering that is a firm commitment underwritten offering and raising capital in a public offering in connection with the acquisition of an identified company. Although the Company intends to conduct any future capital raising in a manner that is exempt from Rule 419, there can be no assurances that any future capital raising transactions will qualify for such an exemption.

Quotation on the NASDAQ Capital Market

The Company’s outstanding ordinary shares, warrants and units are currently quoted on the NASDAQ Capital Market. Following shareholder approval of the distribution of the amounts in the Trust Account, our ordinary shares, warrant and units may no longer be listed on the NASDAQ Capital Market. In such event, we will try to have them quoted on the OTC Bulletin Board. However, there is no certainty that we will be able to accomplish this. To trade on the OTC Bulletin Board, the Company must continue to timely file public reports. Concurrent with the IPO, the Company filed a registration statement on Form 8-A with the SEC registering the units, the ordinary shares, and the warrants under Section 12(b) of the Exchange Act. While such registration is in effect, the Company is a reporting company under the federal securities laws. At this time, the Company has no intention of seeking to deregister its ordinary shares, warrant or units under the Exchange Act and plans to continue to file public reports as long as such registration is in effect. Nonetheless, we cannot assure you that our ordinary shares, warrants or units will remain listed on the NASDAQ Capital Market or be eligible for quotation on the OTC Bulletin Board.

Status of Outstanding Warrants Following the Special Meeting of Shareholders

If the Article Amendment Proposal is not approved, the Company will be required to commence proceedings to dissolve and liquidate following distribution of the amounts in the Trust Account, and your warrants will become worthless. If the Article Amendment Proposal is approved, the warrants will remain outstanding in accordance with their terms.

Interests of the Company Directors and Officers in the Proposals

When you consider the recommendations of the Company’s board of directors in favor of the proposals, you should keep in mind that the Company’s pre-IPO shareholders, directors and officers (“the Company Inside Shareholders”) have interests in the proposals that may be different from, or in addition to, your interests as a shareholder.

Shares Held by the Company Inside Shareholders

Our officers and directors and certain of their affiliates purchased 1,407,600 units comprised of 1,407,600 ordinary shares and 1,407,600 warrants, each to purchase one ordinary share for an aggregate consideration of $1,564. We refer to the holders of our securities prior to our IPO as our founders, the units they hold as the founder units and the underlying ordinary shares and warrants as the founder shares and founder warrants, respectively. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,008 founders’ units. In addition, we issued the representative of the underwriters, Chardan Capital Markets, LLC, and our founders and certain of their designees, in a private placement occurring simultaneously with our IPO, an aggregate of 2,185,067 warrants for an aggregate consideration of $1,638,800.

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Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering. Carolyne Yu is one of these consultants, and she is the niece of William Yu and Diana Liu. Ms. Carolyne Yu received an option to purchase 1,500 ordinary shares and will provide investor and public relations and consulting to us. She also provides such consulting services to AutoChina International Limited, a company for which Diana Liu, William Yu’s wife, serves as a director. Dane Chauvel, Jason Wang and Hui Kai Yan have each been granted options to purchase 26,000, 5,000 and 5,000 ordinary shares, respectively, as of December 31, 2011. In March 2012, George Kaufman was granted an option to purchase 5,000 ordinary shares. None of the other options issued as of the date of this report have been issued to our officers or directors or any of their affiliates. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders.

If the Article Amendment Proposal is not approved, the Company will be required to commence proceedings to dissolve and liquidate following distribution of the amounts in the Trust Account. There will be no distribution from the Trust Account with respect to the Company’s pre-IPO shareholders’ securities, which would expire worthless if the Article Amendment Proposal in not approved.

Compensatory Arrangements for Board of Directors and Management

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2012. We believe that because our officers and directors own an aggregate of 1,242,008 founders’ units, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011, and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Kaiyuan Real Estate Development will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

Other than this $7,500 per month fee, and any share option grants, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, or directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

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Officer and Director Liability

If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Other Agreements of the Company Inside Shareholders

None of the agreement entered into at the time of the Company’s IPO will be amended or otherwise affected, except as specifically contemplated in the Article Amendment Proposal and the Distribution Proposal.

Certain Other Interests in the Proposals

In addition to the interests of our directors and officers in the proposals, you should keep in mind that certain individuals promoting the proposals and/or soliciting proxies on behalf of the Company have interests in the proposals that may be different from, or in addition to, your interests as a shareholder. The underwriters in the IPO agreed to defer payment of a portion of the underwriting discount equal to 2.8% of the gross proceeds, or $1,022,833. This amount will be held in trust and not released until the earlier to occur of (i) the completion of our initial business combination or (ii) our liquidation, in which case such proceeds will be distributed to the public shareholders, together with all other funds held in the Trust Account. We have asked the underwriter to forfeit any rights to or claims against such proceeds because a business combination was not timely completed.

PROPOSAL ONE – THE ARTICLE AMENDMENT PROPOSAL

The Company is proposing to amend our Articles of Association to permit the continuance of our company for a period of six (6) months after the Termination Date (the “Article Amendment Proposal”). Specifically, this proposal would amend the first sentence of paragraph 4 of Article 156 from our Articles of Association as follows: “(4)         In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.”

The Company’s certificate of incorporation currently requires us to dissolve and liquidate the Company as soon as reasonably practicable after the Termination Date. Since we will not be able to complete the business combination with BHN and Target before the Termination Date, the board of directors has determined that it would be in the best interests of our shareholders for the Company to continue its existence for a period of six (6) months after the Termination Date, rather than dissolve as required by our Articles of Association , which we refer to as the Extension. See “Special Meeting of the Company Shareholders -- Possible Claims Against the Company.”

The adoption of the Article Amendment Proposal will require the affirmative vote of 80% of the outstanding ordinary shares of the Company as of the record date.

The board of directors recommends a vote FOR approval of the adoption of the Article Amendment Proposal.

PROPOSAL TWO – THE DISTRIBUTION PROPOSAL

The Company is proposing to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the asset of the Trust Account to the holders of ordinary shares who wish to exercise their redemption rights in connection with the Extension. The form of the amended to the agreement governing the Trust Account is attached as Annex II hereto.

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The Company’s trust agreement does not contemplate a distribution of trust assets to holders who wish to redeem their shares in connection with the Extension. In the judgment of our board of directors, the authorization of the distribution of Trust Account assets together with the approval of the Article Amendment Proposal is desirable because it permits the Company to distribute the assets of the Trust Account to shareholders who wish to redeem their shares in connection with the Extension.

As of February 25, 2013, approximately $36.6 million (approximately $10.02 per IPO Share) was in the Trust Account. Distribution of the Trust Account to the holders of ordinary shares who wish to redeem their shares following approval of the Distribution Proposal would provide such holders with all amounts in the Trust Account, but would not give them any other assets of the Company that would be available to them after satisfaction of all of the Company’s obligations upon a liquidation and dissolution.

The adoption of the Distribution Proposal will require the affirmative vote of a 80% of the outstanding IPO Shares as of the record date.

The board of directors recommends a vote “FOR” approval of the adoption of the Distribution Proposal.

THE ADJOURNMENT PROPOSAL

In the event there are not sufficient votes at the time of the special meeting to adopt the Article Amendment Proposal and/or the Distribution Proposal, the board of directors may submit a proposal to adjourn the special meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

The board of directors recommends a vote FOR adoption of the Adjournment Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 15, 2013, by:

•	each person known by us, as a result of such person’s public filings with the SEC and the information contained therein, to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of our outstanding warrants, as we do not believe that these warrants will become exercisable within 60 days of February 15, 2013.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Ordinary Shares
Yong Hui Li	310,502		6.3%
Diana Chia-Huei Liu	695,523	(3)	14.2%
William Tsu-Cheng Yu	695,523	(3)	14.2%
Hui-Kai Yan	—		—
Gary Chang	124,201	(4)	2.5%
Jason Wang	—		—
Dane Chauvel	—		—
George Kaufman	—		—%
All directors and executive officers as a group (8 individuals)	1,130,226		25.4%
Polar Securities Inc.	488,000	(5)	10.0%
Fir Tree Value Master Fund, L.P.	360,000	(6)	7.3%
AQR Capital Management, LLC	535,000	(7)	10.9%
Bulldog Investors	312,700	(8)	6.4%

*less than one (1%) percent

1. Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

2. Based on 4,894,983 ordinary shares outstanding as of February 15, 2013. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

3. Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, and (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

4. Consists of 124,201 ordinary shares held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited.

5. Based on a Schedule 13G/A filed on February 14, 2013 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

6. Based on a Schedule 13G filed on April 4, 2011 by Fir Tree, Inc. and Fir Tree Value Master Fund, L.P. Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L. P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

7. Based on a Schedule 13G/A filed on February 14, 2013 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 7.17% of the total listed above. The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830.

8. Based on a Schedule 13GA filed on February 14, 2013 by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos. Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The business address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

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PRICE RANGE OF SECURITIES AND DIVIDENDS

Our units are listed on the NASDAQ Stock Market under the symbol “PACQU” since March 24, 2011, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on May 25, 2011 under the symbols “PACQ” and PACQW, respectively.

The following tables set forth, for the periods indicated, the high and low sale prices for our shares, warrants and units, respectively, as reported on the NASDAQ Stock Market.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low

Fiscal Quarterly Highs and Lows 2011
First Quarter (from March 24)	$10.10	$9.99	N/A	N/A	N/A	N/A
Second Quarter	10.10	9.85	$9.90	$9.44	$1.00	$0.36
Third Quarter	10.02	9.85	9.55	9.39	0.69	0.45
Fourth Quarter	10.00	9.55	9.72	9.41	0.49	0.25

Fiscal Quarterly Highs and Lows 2012
First Quarter	$10.01	$9.57	$9.78	$9.50	$0.41	$0.30
Second Quarter	10.01	9.80	12.11	9.62	0.41	0.22
Third Quarter	10.33	9.88	11.38	9.59	0.75	0.26
Fourth Quarter	10.20	10.01	9.98	9.70	0.55	0.11

Holders of Ordinary Shares

On February 15, 2013, there was 1 holder of record of our units, 11 holders of record of our warrants and 10 holders of record of our ordinary shares. Such numbers do not include beneficial owners holding shares, warrants or units through nominee names.

Dividends

We have not paid any dividends on our ordinary shares to date and we do not intend to pay cash dividends prior to the consummation of a business combination (however, we do expect to distribute proceeds of the Trust Account if the Distribution Proposal is approved to holders of ordinary shares who wish to redeem their shares in connection with the Extension). After we complete a business combination, the payment of dividends will depend on our revenues and earnings, if any, capital requirements and general financial condition. The payments of dividends after a business combination will be within the discretion of our then-board of directors. Our board of directors currently intends to retain any earnings for use in our business operations, and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future (however, we do expect to distribute proceeds of the Trust Account if the Distribution Proposal is approved to holders of ordinary shares who wish to redeem their shares in connection with the Extension).

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DESCRIPTION OF SECURITIES

General

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 50,000,000 ordinary shares, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share. As of the record date, 4,894,983 ordinary shares are outstanding, held by 10 record holders. No shares of preferred stock are currently outstanding.

Ordinary shares

As of the record date, we have 4,894,983 ordinary shares outstanding. Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Preferred stock

Our certificate of incorporation, as amended, authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as our board of directors may determine from time to time. No shares of preferred stock have been issued or registered. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

We currently have 7,080,050 outstanding warrants. Each warrant entitles the holder to purchase one ordinary shares at a price of $7.50. Each warrant will become exercisable on the later of our completion of a business combination or March 30, 2012 and will expire on March 30, 2016, or earlier upon redemption. The warrants are redeemable by us, at a price of $.01 per warrant upon 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us. You are urged to review a copy of the warrant agreement, which was filed as an exhibit to the registration statement in connection with our initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares, including any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

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No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified for sale as a result of the Company’s registering such shares, or unless the shares are exempt from qualification in the jurisdictions in which the holders of the warrants reside.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Shares eligible for future sale

As of the record date, we had 4,894,983 ordinary shares outstanding. Of these shares, the 3,652,975 shares sold in in our initial public offering are be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 1,242,008 ordinary shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. In addition, (i) 1,242,008 founders’ warrants and their underlying ordinary shares, (ii) 2,185,067 placement warrants and their underlying shares, and (iii) 220,000 ordinary shares available for issuance in connection with share options are also restricted securities under Rule 144. None of these restricted securities will be eligible for sale under Rule 144 prior to one year following the filing of certain information with the SEC, which we refer to as form 10 information, after the consummation of our initial business combination. Any securities not able to be sold prior to a business combination will bear a restrictive legend to that effect.

Registration Rights

The holders of our 1,242,008 issued and outstanding founder units are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. In addition, our pre-IPO shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these securities are released from the restrictions imposed by the lock-up agreements. We will bear the expenses incurred in connection with the filing of any such registration statements.

23

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other information with the SEC as required by the Exchange Act. You may read and copy reports and other information filed by the Company with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information regarding the Company at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. Information and statements contained in this proxy statement are qualified in all respects by reference to the relevant annexes to this proxy statement. Only one proxy statement is being delivered to multiple security holders who share an address. However, if you would like an additional separate copy, please contact us at the address set forth below and an additional copy will be sent to you free of charge. If you would like additional copies of this document or if you have questions about the proposals, you should contact via phone or in writing:

PRIME ACQUISITION CORP.
No. 322, Zhongshan East Road
Shijiazhuang, Hebei Province, 050011
People’s Republic of China
Attn: Corporate Secretary

By order of the Board of Directors

Shijiazhuang, Hebei Province, PRC
February 25, 2013	/s/ Diana Chia-Huei Liu
Diana Chia-Huei Liu
Chief Executive Officer and Director

24

Annex I

SECRETARY’S CERTIFICATE

Prime Acquisition Corp.

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

We, Codan Trust Company (Cayman) Limited, Secretary of Prime Acquisition Corp. (the “Company”) DO HEREBY CERTIFY that the following is an extract of a resolution passed at the Extraordinary General Meeting of the Company on [•], and that such resolution has not been modified.

SPECIAL RESOLUTION

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The proposed resolution stated in the Notice was to approve an amendment to the Articles.

IT WAS RESOLVED BY SHAREHOLDERS PRESENT representing 80% of all the issued shares of the Company THAT Article 156(4) of the Articles be amended by deleting the first sentence of the Article in its entirety and replacing it with the following:

“(4)                 In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.””

For and on behalf of

Codan Trust Company (Cayman) Limited

Secretary

Dated this [•] day of [•]

Annex I-1

Annex II

INVESTMENT MANAGEMENT TRUST AGREEMENT
Amendment No. 1

This Amendment made as of March [__], 2013, amends that certain Investment Management Trust Agreement (the “Agreement”), dated March 24, 2011, by and between Prime Acquisition Corp. (the “Company”) and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”).

WHEREAS, the board of directors of the Company deems it advisable, necessary and has adopted resolutions to: (a) amend paragraph 4 of Article 156 of the Company’s Amended and Restated Articles of Association (the “Articles”) to permit the continuance of the Company for a period of six (6) months after the Termination Date (as defined in the Articles) (the “Extension”); and (b) provide its stockholders with the opportunity to redeem their Company ordinary shares for cash equal to their pro rata share of the Trust Account in connection the Extension; and

WHEREAS, the Company’s shareholders have approved the amendment to the Articles to effect the Extension in accordance with the terms of the Articles, and holders of 80% of the IPO Shares have approved this amendment in accordance with the terms of Paragraph 7(c) of the Agreement.

IT IS AGREED:

1.           Defined Terms.  Defined terms used but not defined in this Amendment are as defined in the Agreement.

2.           Amendments.  The parties amend the Agreement as follows:

(a)          The first sentence of Paragraph 1(i) is amended to read in its entirety as follows:

“Commence liquidation of the Trust Account only after receipt of and only in accordance with the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit B, Exhibit C, or Exhibit D signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, and complete the liquidation, in whole or in part, of the Trust Account and disburse the Property in the Trust Account (which disbursement shall include, in the event of a Business Combination (as hereafter defined), payment of the Deferred Compensation to the Representative) only as directed in the Termination Letter and the other documents referred to therein.”

(b)          A new exhibit referred to as “Exhibit D” is added in the form attached hereto.

3.            Miscellaneous.

(a)          This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  It may be executed in several counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

(b)          As to any claim, cross-claim or counterclaim in any way relating to this Amendment, each party waives the right to trial by jury.

Annex II-1

(c)          The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, Borough of Manhattan, for purposes of resolving any disputes hereunder.

(d)          Each of the Trustee and the Company hereby represents that it has the full right and power and has been duly authorized to enter into this Amendment and to perform its respective obligations as contemplated hereunder.

[Signature page follows]

Annex II-2

IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 to the Investment Management Trust Agreement as of the date first written above.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Trustee

By:
Name:
Title:

PRIME ACQUISITION CORP.

By:
Name:
Title:

Investment Management
Trust Agreement
(Amendment No. 1)

Annex II-3

EXHIBIT D

[Letterhead of Company]

[Insert date]

American Stock Transfer
& Trust Company, LLC
59 Maiden Lane
New York, New York 10038
Attn:

Re:          Trust Account No. [                    ] Partial Termination Letter

Gentlemen:

Pursuant to Section 1(j) of the Investment Management Trust Agreement between Prime Acquisition Corp. (“Company”) and American Stock Transfer & Trust Company, LLC (“Trustee”), dated as of ______, 2011 (“Trust Agreement”), this is to advise you that the Company has completed the amendment of its Amended and Restated Memorandum and Articles of Association to provide for a continuance of the Company for a period of six (6) months after the Termination Date (as defined in the Articles) (the “Extension”) and that in connection with the Extension the Company has granted redemption rights to holders of an aggregate of _____________ IPO Shares. Attached hereto is a copy of the minutes of the meeting of the Board of Directors of the Company and of the Shareholders of the Company relating thereto, certified by an executive officer of the Company as true and correct and in full force and effect.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to commence liquidation of a portion of the Trust Account in the amount of $_________________ to the effect that such of funds will be available for transfer to the account or accounts that the Company shall direct on _____________, 2013. You are hereby directed and authorized to transfer the funds so liquidated from the Trust Account to Public Shareholders who exercised their conversion rights in connection with the Extension, in an amount equal to their pro rata share of the amounts in the Trust Account as of two business days prior to the commencement of the Company’s tender offer relating to the Extension (including the Deferred Compensation and any income actually received on the Trust Account balance and held in the Trust Account, but less an amount equal to estimated taxes that are or will be due on such income at an assumed rate of [___]). The balance of the funds shall remain in the Trust Account and continue to be held in accordance with the terms of the Trust Agreement.

Very truly yours,

PRIME ACQUISITION CORP.

By:
Name:
Title:

Annex II-4

PRIME ACQUISITION CORP.
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 27, 2013

The undersigned hereby appoints each of Diana Chia-Huei Liu and William Tsu-Cheng Yu as proxy of the undersigned, with full power of substitution, to vote all of the ordinary shares of Prime Acquisition Corp. (hereinafter, the “company”) that the undersigned may be entitled to vote at the company’s Special Meeting to be held to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on Wednesday, March 27, 2013 at 9:00 a.m., New York time, and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions.

IF YOU DO NOT RETURN YOUR PROXY CARD WITH AN INDICATION OF HOW YOU WISH TO VOTE, IT WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND THE DISTRIBUTION PROPOSAL. FAILURE TO VOTE WITH RESPECT TO THE ADJOURNMENT PROPOSAL WILL HAVE NO EFFECT ON THIS PROPOSAL, AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT.

IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS. EACH OF THE DIRECTORS AND OFFICERS OF PRIME ACQUISITION CORP. WILL RETURN AN UNMARKED PROXY WITH DIRECTIONS TO VOTE THEIR RESPECTIVE SHARES “FOR” ALL OF THE PROPOSALS.

(continued and to be signed on reverse)

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS BELOW.

1.	Proposal to amend the company’s amended and restated memorandum and articles of association.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Proposal to approve the distribution of the assets of the Trust Account to the holders of ordinary shares who wish to redeem their shares in connection with the amendment to the company’s amended and restated memorandum and articles of association.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

ADJOURNMENT PROPOSAL

Proposal to the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve any or all of the other two proposals.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATE: ___________________, 2013
Signature

PLEASE MARK SIGN DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE
Signature if held jointly

Please sign exactly as your name appears hereon. If the ordinary shares are registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Please vote, date and promptly return this proxy. Any votes received after a matter has been voted upon will not be counted.

This Proxy is Solicited on Behalf of the Board of Directors.